Exhibit 99.2

Quipt Home Medical Announces DATE AND TIME

FOR Q4 AND FULL YEAR Fiscal 2021 CONFERENCE CALL AND AUDIO WEBCAST

Cincinnati, Ohio – January 27, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT) (TSXV: QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced that it will host its Q4 and Full Year Fiscal 2021 earnings conference call and audio webcast on Tuesday, February 1, 2022 at 10:00 a.m. (EST).

Conference Call Details:

Tuesday, February 1, 2022 at 10:00 a.m. (EST).

Canada/US Toll Free:      1 (800) 319 4610

International:                    1 (604) 638 5340

Audio Webcast Details:

The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com

ABOUT QUIPT HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com